Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jubilant Flame International Ltd.. (the "Company") Registration Statement on Form S-1, File No. 333-210060 Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company's Registration Statement (File No. 333-210060) on Form S-1 confidentially submitted to the Securities and Exchange Commission (the "Commission") on March 09, 2016 (the "Registration Statement"), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due a  change in business activities. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Rob Ireland at (613) 252-3673.

Sincerely,

Jubilant Flame International Ltd.

By:	/s/ Li Yan
Li Yan
President and Chief Executive Officer